FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

NBG’s repeat General Meeting of Shareholders held on 2 May 2008

National Bank of Greece announces that the Repeat General Meeting of its Shareholders was held on 2 May 2008 at Megaro Mela and was attended by shareholders representing a total of 66,379,800 shares, i.e. 13.91% of the paid-up share capital.

Accordingly, discussion and decision-making on the items on the agenda were postponed due to lack of the quorum required by law.

The items on the agenda concerned:

•      Amendment of Article 3 of the Bank’s Articles of Association and alignment thereof with the new provisions of law 3601/2007.

•      Transfer of powers to the Board of Directors for carrying out bond issues for a 5-year period (as per law 3156/2003 Article 1 par. 2)

•      The Bank’s share capital increase through the issue of new shares, to be carried out by the exercise of shareholders’ option to receive a portion of the dividend in shares instead of cash. Amendment to the relevant Article on Share Capital of the Bank’s Articles of Association to reflect the share capital increase.

•      Authorization of the Board of Directors to carry out share capital increases as per Article 13 of the Companies Act.

•      The Bank’s share capital increase up to euro 1.5 billion through the issue of redeemable preferred shares as per Article 17b of the Companies Act, with abolition of the old shareholders’ preemptive right, along with the relevant authorizations.

All the above items shall be discussed at a second repeat General Meeting, set for Thursday 15 May 2008, at 13.00  at  Megaro Mela (Aiolou 93).

Athens 2 May 2008

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

SECOND REPEAT GENERAL MEETING OF SHAREHOLDERS

to be held on Thursday, 15 May 2008, at 13:00 hours

Pursuant to the provisions of Companies’ Act 2190/1920 (the Companies Act) and of law 2396/96 on dematerialized shares, and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution, the Shareholders of National Bank of Greece S.A., headquartered at Aiolou 86, Athens, Greece, are invited to the Bank’s second repeat General Meeting to be held at 13:00 hours on Thursday, 15 May 2008 at Aiolou 93 (Megaro Mela), Athens.

AGENDA

1.

The Bank’s share capital increase through the issue of new shares, to be carried out by the exercise of shareholders’ option to receive a portion of the dividend in shares instead of cash. Amendment to the relevant Article on Share Capital of the Bank’s Articles of Association to reflect the share capital increase.

2.

The Bank’s share capital increase up to euro 1.5 billion through the issue of redeemable preferred shares as per Article 17b of the Companies Act, with abolition of the old shareholders’ preemptive right, along with the relevant authorizations.

3.	Transfer of powers to the Board of Directors for carrying out bond issues for a 5-year period (as per law 3156/2003 Article 1 par. 2).

4.	Authorization of the Board of Directors to carry out share capital increases as per Article 13 of the Companies Act.

5.	Amendment of Article 3 of the Bank’s Articles of Association and alignment thereof with the new provisions of law 3601/2007.

All of the Bank’s shareholders are entitled to participate in the General Meeting and to vote in person or by proxy. Each share entitles its holder to one vote. Shareholders who wish to participate in the General Meeting in person or by proxy are requested to proceed as follows:

1.

Shareholders of dematerialized shares not held in the Special Securities Account (SSA) with the Central Securities Depository S.A. (CSD) should have their shares blocked, in all or in part, via their Securities Account Operators (SAOs) and submit the relevant certificate, issued by the CSD and delivered to them by their SAO to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the General Meeting (i.e. by Friday, 9 May 2008).

2.

Shareholders of dematerialized shares held in the SSA with the CSD should have their shares blocked, in all or in part, by written declaration to the CSD, and submit the relevant certificate issued and delivered to them by the CSD to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the General Meeting (i.e. by Friday, 9 May 2008).

Shareholders that are legal entities are further required to submit their legalization documents to the Bank within the same deadline as above by law, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

Similarly, shareholders who wish to participate in the General Meeting by proxy should deliver their proxy documents to the Bank by Friday, 9 May 2008.

For their convenience, Shareholders who wish to participate in the General Meeting may authorize the Bank to take steps to block their shares on their behalf. (Shareholders

Department contact tel. nos. +30 210 334 3414/16/21/26/28/60/94, and fax nos. +30 210 334 3404/06/10).

By order of the Board of Directors

IOANNIS PEHLIVANIDIS
Deputy Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 5th May, 2008
Vice Chairman - Deputy Chief Executive Officer